Exhibit 18

March 31, 2006

Audit Committee of the Board of Directors
Chemtura Corporation
199 Benson Road
Middlebury, CT 06749

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Chemtura Corporation (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and stockholders’ equity for each of the years in the three-year period ended December 31, 2005, and have reported thereon under the date of March 31, 2006. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2005. As stated in the Accounting Policies and Pension and Post-retirement footnotes to these financial statements, the Company changed the measurement date for its pension and post-retirement health care plans from December 31 to November 30 and states that the newly adopted accounting principle is preferable in the circumstances because it provides management additional time to review and reflect the actuarial information in the Company’s consolidated financial statements under the Securities and Exchange Commission’s accelerated filing deadlines. In accordance with your request, we have reviewed and discussed with Company management the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP